Mail Stop 3561                                             August 24, 2018


Mr. Daniel H. Schulman
President and Chief Executive Officer
2211 North First Street
San Jose, California 95131

       Re:    PayPal Holdings, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2017
              Filed February 7, 2018
              Form 10-Q for Fiscal Quarter Ended June 30, 2018
              Filed July 26, 2018
              File No. 001-36859

Dear Mr. Schulman:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2018

Financial Statements

Note 2   Revenue

Transaction Revenue, page 10

   1. We note you have determined that your transaction revenue represents a single performance obligation. Please tell us each promised good or service you have identified in these arrangements. In addition, provide us your analysis regarding how you determined that all goods and services in these arrangements should be combined.
      Reference 606-10-25-19 through 22.

   2. Your disclosure indicates that transaction fees collected from your customers are recognized as revenue on a gross basis because you are the principal in respect of
 Mr. Daniel H. Schulman
PayPal Holdings, Inc.
August 24, 2018
Page 2

       processing payments. Please describe the services provided by each party involved in the payment processing transaction and tell us how you determined you control each service before it is transferred to the customer. Reference ASC 606-10-55-36 through 40.

Note 17   Restructuring, page 33

    3. We note the restructuring charges in the first half of 2018 include charges related to your decision to wind down TIO's operations. We also note your disclosures about the intangible assets and net assets recognized in July 2017 upon acquisition of this business and the $30 million impairment of customer related intangible assets recognized during the fourth quarter of 2017 upon the suspension of TIO's operations. In light of your decision to wind down TIO's operations, please tell us how you considered whether any of the remaining tangible and intangible assets of this business may be impaired. We may have further comment after reviewing your response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or me at (202) 551-
3737 with any questions.


                                                             Sincerely,

                                                             /s/ Jennifer
Thompson

                                                             Jennifer Thompson
                                                             Accounting Branch
Chief
                                                             Office of Consumer
Products